

16013573

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

NITED STATES
...ND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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SEC FILE NUMBER
8-35355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Rich 404-813-5604

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Rich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public


NATHANIEL AUSTIN III
NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires Nov. 12, 2016

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2015

Contents


Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc., (the Company) as of December 31, 2015, and the related statements of comprehensive income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	82,116,940
Securities segregated under Federal and other regulations		4,524,204
Securities owned		6,093
Commissions receivable		2,742,031
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $6,706,871		1,483,905
Goodwill		42,706,365
Prepaid assets		36,232,584
Current income tax receivable from Parent		1,717,273
Other assets		1,497,091
Total assets	$	173,026,486
Liabilities and shareholder's equity		
Liabilities:		
Accrued compensation and benefits	$	18,990,494
Deferred income tax payable to Parent		6,627,658
Payable to Parent		1,001,989
Accrued other expenses		157,210
Total liabilities		26,777,351
Shareholder's equity:		
Common stock, $1 par value; 52,125 shares authorized 52,125 shared issued and outstanding		52,125
Additional paid-in capital		93,944,723
Retained earnings		52,252,287
Total shareholder's equity		146,249,135
Total liabilities and shareholder's equity	$	173,026,486

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Comprehensive Income

Year Ended December 31, 2015

Revenues		
Commissions	$	198,511,928
Investment management income		113,217,405
Other income		9,596,722
Total revenue		321,326,055
Expenses		
Compensation and benefits		183,291,756
Expenses paid to related parties		79,740,959
Clearing expense		29,476,793
Computer services		2,493,504
Legal, consulting, and examination fees		3,711,421
Other expenses		3,274,139
Occupancy and equipment		1,073,011
Office expense		970,045
Total expenses		304,031,628
Income before taxes		17,294,427
Income tax expense		(6,673,028)
Net income	$	10,621,399
Total other comprehensive income		-
Total comprehensive income	$	10,621,399

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 52,125	$ 93,944,723	$ 41,630,888	$ 135,627,736
Distribution to Parent	–	–	–	–
Contribution from Parent	–	–	–	–
Net income	–	–	10,621,399	10,621,399
Balance, December 31, 2015	$ 52,125	$ 93,944,723	$ 52,252,287	$ 146,249,135

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows provided by operating activities		
Net income	$	10,621,399
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		533,365
Deferred tax expense		2,396,056
(Increase) decrease in operating assets:		
Securities segregated under Federal and other regulations		606
Securities owned		1,370
Commissions receivable		465,238
Prepaid assets		(1,875,681)
Other assets		901,291
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits		(2,074,955)
Income tax payable to Parent		14,004,063
Payable to Parent		905,233
Accrued other expenses		(2,349,257)
Net cash provided by operating activities		23,528,728
Cash flows used in investing activities		
Purchases of furniture and equipment		(650,674)
Net cash used in investing activities		(650,674)
Cash flows used in financing activities		
Contribution from Parent		–
Distribution to Parent		–
Net cash used in financing activities		–
Net increase in cash and cash equivalents		22,878,054
Cash and cash equivalents, beginning of year		59,238,886
Cash and cash equivalents, end of year	$	82,116,940
Supplemental cash flow information		
Cash paid for income taxes to Parent	$	–

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank. SunTrust Bank is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust, and investment services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2015, is cash of $16,442,891 at SunTrust Bank and $65,674,049 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2015, total securities of $4,524,204 have been segregated in a special reserve account at SunTrust Bank for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and included in the statement of comprehensive income in occupancy and equipment expense. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Leasehold improvements	1–30 years
Furniture and equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis and included in commissions in the accompanying statement of comprehensive income.

The Company recognizes fee income earned from investment advisory services which is calculated per contracted percentage fees based on current fair value of assets under management. This revenue is recorded as investment management income in the accompanying statement of comprehensive income.

Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains, primarily mark-ups on the trades, and losses are recorded on a trade-date basis in commissions revenue in the accompanying statement of comprehensive income.

The Company recognizes fee income earned from the trading activity associated with various mutual fund groups. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in commissions revenue in the accompanying statement of comprehensive income. Other income primarily consists of referral fees.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date which are amortized on a straight line basis over the remaining useful life of the asset. Prepaid assets relating to advances are amortized over the period of expected future revenue generation.

Expense Paid to Related Parties

Affiliates of the Company provide services to STIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision. For additional information on the Company's activities related to income taxes, see Note 11, "Income Taxes."

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the Tax

Allocation Agreement applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by SunTrust Banks, Inc.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2015.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The ASU supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for fiscal years beginning January 1, 2018. The Company is continuing to evaluate the impact of the ASU.

In August 2014, the FASB issued ASU 2014-15, "Preparation of Financial Statements – Going Concern." This standard provides guidance about management's responsibility to evaluate whether there is a substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard will become effective for annual periods ending after December 15, 2016. The Company is continuing to evaluate the impact of this ASU; however, the impact upon adoption is not expected to be material to the financial statements.

In January 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Liabilities*. The ASU addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require investments in equity securities to be measured at fair value through net income, unless they qualify for a practicability exception and require changes in instrument-specific credit risk for financial liabilities that are measured under the fair value option to be recognized in other comprehensive income. With the exception of the disclosure requirements that would be adopted prospectively, the ASU must be adopted on a modified retrospective basis. The ASU is effective for fiscal years beginning January 1, 2018. The Company is evaluating the impact of this ASU on the

financial statements and related disclosures; however, the impact upon adoption is not expected to be material to the financial statements.

4. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either measured at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2015. Money market funds of $65,674,049, included in cash and cash equivalents, and US Treasuries of $4,524,204, included in securities segregated under federal and other regulations, are valued using quoted prices in active markets and are classified as Level 1 assets in accordance with ASC Topic 820. The other securities owned includes $6,093 of non-marketable securities which are valued based on the best available data provided by an unrelated third party

in order to approximate fair value and are considered Level 3 assets. The total amount of gains relating to the securities owned for the period included in other income in the statement of comprehensive income is not significant. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2015.

5. Related-Party Transactions

During the period ended December 31, 2015, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2015, financial statements, are as follows:

Cash and cash equivalents	$16,442,891
Securities segregated under Federal and other regulations	4,524,204
Current income taxes receivable from Parent	1,717,273
Deferred income taxes payable to Parent	6,627,658
Payable to Parent	1,001,989
Commissions	116,653
Expense to affiliates	79,740,959
Other income	7,980,214

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products. Expense to affiliates arises from the use of STI's internal services and corporate real estate based on an agreed expense sharing agreements. Allocation methodologies vary for these services but are generally based on revenue, headcount or utilization. Other income primarily represents contractual referral fees from the SunTrust Private Wealth line of business.

6. Commitments and Contingencies

In the ordinary course of business, the Company is subject to regulatory examinations, investigations, and requests for information, and is also parties to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the

range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

In December 2015, the Company received notice from the SEC that it was opening an investigation of the Company relating to mutual fund and 12b1 fees in advisory accounts. The Company is cooperating fully with the SEC in this matter. No estimate of financial impact, if any, can be made at such time.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2015, the Company experienced no material net losses as a result of the indemnity. The clearing agreement expires in May 2020.

8. Employee Benefits

The Company participates in the pension plan and other employee benefit plans of STI for the benefit of substantially all employees of the Company. Costs of the pension plan are allocated to

the Company based on its estimated pro rata share. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's expense allocated to the pension and other employee benefit plans was $12,669,481 which is included in compensation and benefits expense in the accompanying statement of comprehensive income. The Company incurred $120,377,440 in incentive-based compensation expense, which is included in compensation and benefits expense in the accompanying statement of comprehensive income.

The Parent provides stock-based awards through the SunTrust Banks Inc., 2009 Stock Plan (as amended and restated effective January 1, 2012) under which the Compensation Committee of the Board of Directors (the Committee) has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company. All incentive awards are subject to claw back provisions.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's restricted stock expense for 2015 was $378,741 which is also included in compensation and benefits expense in the accompanying statement of comprehensive income. At December 31, 2015, there was $691,977 of unrecognized stock-based compensation expense related to restricted stock and stock options.

9. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the Tax Allocation Agreement applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense/(benefit) included in the statement of operations as determined in accordance with ASC 740, Income Taxes, are as follows:

	2015		
	Current	Deferred	Total
Federal	$3,951,991	$1,778,951	$5,730,942
State	324,981	617,105	942,086
	$4,276,972	$2,396,056	$6,673,028

A reconciliation of the income tax provision, using the statutory federal rate of 35%, to the Company's actual provision for income taxes is as follows:

	2015
Income tax at federal statutory rate of 35%	$6,053,049
State income taxes, net of federal benefit	612,355
Other	7,624
Total provision for income taxes	$6,673,028

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The significant components of the deferred tax assets and deferred tax liabilities, net of the federal impact for state taxes, as of December 31, 2015 were as follows:

		2015
Deferred Tax Assets:		
Employee benefits	$	7,488,530
State tax credit		87,047
Other		18,489
Total Deferred Tax Assets	$	7,594,066
Deferred Tax Liabilities:		
Prepaid expenses	$	(13,918,883)
Fixed assets		(302,841)
Total Deferred Tax Liabilities	$	(14,221,724)
Net Deferred Tax Liabilities	$	(6,627,658)

The deferred tax assets include state tax credit carryforwards of $87,047 as of December 31, 2015, that will expire, if not utilized, in 2018. The Company determined that a valuation allowance is not required for the federal and state deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. Additionally, the Company files its own separate state income tax returns and local tax returns in certain jurisdictions. SunTrust Banks, Inc.'s federal income tax returns are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2010. With limited exceptions, SunTrust Banks, Inc. and the Company are no longer subject to examination by state and local taxing authorities for taxable years prior to 2006.

10. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2015, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2015, the Company had net capital, as defined, of $58,936,024, which was $57,150,912 in excess of the required net capital of $1,785,112. The Company's ratio of aggregate indebtedness to net capital was 0.45:1 at December 31, 2015, which is below the 15:1 maximum allowed.

11. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. There are anticipated distributions to Parent which are a routine part of our process that will likely occur over the next six months. Additionally, during the course of 2016, the Company intends to transfer its investment advisory business into a new entity that will be owned by the Company's Parent. In 2015, revenue associated with the investment advisory activities totaled $113,217,405. It is expected that a proportionate amount of expenses will transfer to the new entity as well. Upon completion of this transfer, the Company will de-register itself as a Registered Investment Advisor with the SEC, but will continue to be regulated by FINRA.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

2016-01-26 01:55PM EST
Status: Accepted

BROKER OR DEALER
SUNTRUST INVESTMENT SERVICES, INC. as of 12/31/15

COMPUTATION OF NET CAPITAL

Item			Amount	Code
1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 146,249,135	3480
2. Deduct: Ownership equity not allowable for Net Capital			(0)	3490
3. Total ownership equity qualified for Net Capital			146,249,135	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 146,249,135	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 85,959,502 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		[3570]		
1. number of items	[3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(85,959,502)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 60,289,633	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		33,932 [3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		1,319,677 [3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(1,353,609)	3740
10. Net Capital			$ 58,936,024	3750

OMIT PENNIES

BROKER OR DEALER
SUNTRUST INVESTMENT SERVICES, INC. as of 12/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$ 1,785,112	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 1,785,112	3760
14. Excess net capital (line 10 less 13)			$ 57,150,912	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 56,258,358	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 26,776,662	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$ 26,776,662	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 45.43	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			% 45.43	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	
25. Excess net capital (line 10 less 24)	$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% 0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Schedule of Non Allowable Assets

December 31, 2015

Non-marketable securities	$	6,093
Furniture, equipment, and leasehold improvements		1,483,905
Commissions receivable		2,316,191
Goodwill		42,706,365
Prepaids and other assets		39,446,948
Total nonallowable assets		85,959,502

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2015, filed on January 26, 2016.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that rule.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control under paragraph (k)(2)(ii) of that rule.



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have reviewed management's statements, included in the accompanying SunTrust Investment Services, Inc.'s Exemption Report, in which (1) SunTrust Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent year ended December 31, 2015 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016

SunTrust Investment Services, Inc.'s Exemption Report

SunTrust Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17.C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii), (the "exemption provision").

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 except as described on the attached.

SunTrust Investment Services, Inc.

I, Sarah Rich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Financial Officer

February 26, 2016

Date	Amount	Nature
01/02/15	$ 7,000	Check was received by advisor and not promptly transmitted to operations within designated time period
1/2/2015	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/05/15	$ 46,485	Check was received by advisor and not promptly transmitted to operations within designated time period
01/05/15	$ 40,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/07/15	$ 38	Check was received by advisor and not promptly transmitted to operations within designated time period
01/07/15	$ 803	Check was received by advisor and not promptly transmitted to operations within designated time period
01/07/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/07/15	$ 12,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/07/15	$ 60,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/08/15	$ 34,319	Check was received by advisor and not promptly transmitted to operations within designated time period
1/8/15	$ 86,784	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
1/8/2015	$ 40,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
1/8/2015	$ 60,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/09/15	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/12/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/12/15	$ 24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/12/15	$ 24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/12/15	$ 191,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/13/15	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/13/15	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/14/15	$ 39,719	Check was received by advisor and not promptly transmitted to operations within designated time period
01/14/15	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/15/15	$ 800	Check was received by advisor and not promptly transmitted to operations within designated time period
01/15/15	$ 650	Check was received by advisor and not promptly transmitted to operations within designated time period
01/15/15	$ 60,450	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/15/15	$ 41,385	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/15/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/15/15	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/15/15	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/16/15	$ 24,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/16/15	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/19/15	$ 15,392	Check was received by advisor and not promptly transmitted to operations within designated time period
01/20/15	$ 8,999	Check was received by advisor and not promptly transmitted to operations within designated time period
01/20/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/20/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/20/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/20/15	$ 37,200	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/20/15	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/20/15	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/20/15	$ 55,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/21/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/21/15	$ 134,850	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/21/15	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/21/15	$ 11,520	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/21/15	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/21/15	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
1/21/15	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
1/21/15	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/22/15	$ 73,870	Check was received by advisor and not promptly transmitted to operations within designated time period
01/22/15	$ 1,258	Check was received by advisor and not promptly transmitted to operations within designated time period
01/22/15	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/22/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/22/15	$ 46,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
1/22/15	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA

Date	Amount	Nature
01/23/15	$ 4,700	Check was received by advisor and not promptly transmitted to operations within designated time period
01/23/15	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/23/15	$ 13,950	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/23/15	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/23/15	$ 48,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/23/15	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/23/15	$ 94,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/26/15	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/26/15	$ 69,750	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/27/15	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
01/27/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
01/27/15	$ 136,140	Check was received by advisor and not promptly transmitted to operations within designated time period
01/27/15	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/27/15	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/27/15	$ 41,850	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/27/15	$ 46,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
1/27/15	$ 92,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/28/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
01/28/15	$ 62,000	Check was received by advisor and not promptly transmitted to operations within designated time period
01/28/15	$ 27,900	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/28/15	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/28/15	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/28/15	$ 18,600	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/28/15	$ 1,410,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 93,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 139,500	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 186,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 9,300	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 209,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 47,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 235,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/29/15	$ 35,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/30/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
01/30/15	$ 23,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/30/15	$ 629,800	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/30/15	$ 282,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
01/30/15	$ 476,250	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/02/15	$ 25,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/02/15	$ 45,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/02/15	$ 60,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
2/2/2015	$ 100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/03/15	$ 53,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/03/15	$ 186,711	Check was received by advisor and not promptly transmitted to operations within designated time period
02/03/15	$ 70,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/03/15	$ 101,813	Check was received by advisor and not promptly transmitted to operations within designated time period
02/03/15	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/03/15	$ 70,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/04/15	$ 12,222	Check was received by advisor and not promptly transmitted to operations within designated time period
02/04/15	$ 47,353	Check was received by advisor and not promptly transmitted to operations within designated time period
02/04/15	$ 90,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 37,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 37,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 37,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 37,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 1,100	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 17,570	Check was received by advisor and not promptly transmitted to operations within designated time period
02/05/15	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA

Date	Amount	Nature
02/05/15	$ 50,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/06/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/06/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/06/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/06/15	$ 69	Check was received by advisor and not promptly transmitted to operations within designated time period
02/09/15	$ 84,532	Check was received by advisor and not promptly transmitted to operations within designated time period
02/09/15	$ 6,900	Check was received by advisor and not promptly transmitted to operations within designated time period
02/10/15	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/10/15	$ 2,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/10/15	$ 2,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/12/15	$ 100,000	Activity transacted through 15c3-3(k)(2)(i) account deemed exception pursuant to FINRA
02/17/15	$ 7,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/18/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/18/15	$ 76,742	Check was received by advisor and not promptly transmitted to operations within designated time period
02/18/15	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/19/15	$ 108,975	Check was received by advisor and not promptly transmitted to operations within designated time period
02/23/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
02/24/15	$ 21,175	Check was received by advisor and not promptly transmitted to operations within designated time period
02/24/15	$ 57,805	Check was received by advisor and not promptly transmitted to operations within designated time period
02/25/15	$ 2,826	Check was received by advisor and not promptly transmitted to operations within designated time period
02/25/15	$ 23,208	Check was received by advisor and not promptly transmitted to operations within designated time period
02/26/15	$ 122,973	Check was received by advisor and not promptly transmitted to operations within designated time period
02/27/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
02/27/15	$ 136,845	Check was received by advisor and not promptly transmitted to operations within designated time period
03/03/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/03/15	$ 26,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/03/15	$ 45,100	Check was received by advisor and not promptly transmitted to operations within designated time period
03/05/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/06/15	$ 10,126	Check was received by advisor and not promptly transmitted to operations within designated time period
03/10/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/10/15	$ 4,020	Check was received by advisor and not promptly transmitted to operations within designated time period
03/10/15	$ 2,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/11/15	$ 38,359	Check was received by advisor and not promptly transmitted to operations within designated time period
03/11/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/12/15	$ 51,020	Check was received by advisor and not promptly transmitted to operations within designated time period
03/12/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/16/15	$ 19,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/17/15	$ 2,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/17/15	$ 400	Check was received by advisor and not promptly transmitted to operations within designated time period
03/18/15	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/18/15	$ 401,628	Check was received by advisor and not promptly transmitted to operations within designated time period
03/19/15	$ 117,573	Check was received by advisor and not promptly transmitted to operations within designated time period
03/19/15	$ 29	Check was received by advisor and not promptly transmitted to operations within designated time period
03/20/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/20/15	$ 13,176	Check was received by advisor and not promptly transmitted to operations within designated time period
03/23/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/24/15	$ 191	Check was received by advisor and not promptly transmitted to operations within designated time period
03/24/15	$ 191	Check was received by advisor and not promptly transmitted to operations within designated time period
03/25/15	$ 108,051	Check was received by advisor and not promptly transmitted to operations within designated time period
03/25/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/25/15	$ 59,539	Check was received by advisor and not promptly transmitted to operations within designated time period
03/26/15	$ 250,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/26/15	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/26/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/27/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/27/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/27/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount	Nature
03/27/15	$ 228,200	Check was received by advisor and not promptly transmitted to operations within designated time period
03/27/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/27/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
03/30/15	$ 289,603	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 112,608	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 9,739	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 30,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 130,000	Check was received by advisor and not promptly transmitted to operations within designated time period
03/31/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
04/02/15	$ 350	Check was received by advisor and not promptly transmitted to operations within designated time period
04/02/15	$ 107,738	Check was received by advisor and not promptly transmitted to operations within designated time period
04/03/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/03/15	$ 140,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/06/15	$ 140,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/07/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
04/07/15	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/08/15	$ 25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/08/15	$ 15,875	Check was received by advisor and not promptly transmitted to operations within designated time period
04/09/15	$ 1,250	Check was received by advisor and not promptly transmitted to operations within designated time period
04/13/15	$ 35,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/13/15	$ 2,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/14/15	$ 4,044	Check was received by advisor and not promptly transmitted to operations within designated time period
04/16/15	$ 41,900	Check was received by advisor and not promptly transmitted to operations within designated time period
04/16/15	$ 250,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/16/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
04/17/15	$ 8,705	Check was received by advisor and not promptly transmitted to operations within designated time period
04/17/15	$ 8,705	Check was received by advisor and not promptly transmitted to operations within designated time period
04/17/15	$ 7,602	Check was received by advisor and not promptly transmitted to operations within designated time period
04/17/15	$ 1,800	Check was received by advisor and not promptly transmitted to operations within designated time period
04/17/15	$ 4,701	Check was received by advisor and not promptly transmitted to operations within designated time period
04/17/15	$ 10,574	Check was received by advisor and not promptly transmitted to operations within designated time period
04/20/15	$ 28,656	Check was received by advisor and not promptly transmitted to operations within designated time period
04/20/15	$ 25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/20/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/20/15	$ 2,636	Check was received by advisor and not promptly transmitted to operations within designated time period
04/21/15	$ 30,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/22/15	$ 50,735	Check was received by advisor and not promptly transmitted to operations within designated time period
04/22/15	$ 69,146	Check was received by advisor and not promptly transmitted to operations within designated time period
04/23/15	$ 65,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/24/15	$ 35,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/27/15	$ 250	Check was received by advisor and not promptly transmitted to operations within designated time period
04/27/15	$ 250	Check was received by advisor and not promptly transmitted to operations within designated time period
04/27/15	$ 58,883	Check was received by advisor and not promptly transmitted to operations within designated time period
04/27/15	$ 19,004	Check was received by advisor and not promptly transmitted to operations within designated time period
04/27/15	$ 205,000	Check was received by advisor and not promptly transmitted to operations within designated time period
04/27/15	$ 68,532	Check was received by advisor and not promptly transmitted to operations within designated time period
05/01/15	$ 630	Check was received by advisor and not promptly transmitted to operations within designated time period
05/04/15	$ 15,000	Check was received by advisor and not promptly transmitted to operations within designated time period
05/04/15	$ 6,436	Check was received by advisor and not promptly transmitted to operations within designated time period
05/04/15	$ 50,004	Check was received by advisor and not promptly transmitted to operations within designated time period
05/07/15	$ 200	Check was received by advisor and not promptly transmitted to operations within designated time period
05/11/15	$ 500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/11/15	$ 18,917	Check was received by advisor and not promptly transmitted to operations within designated time period
05/12/15	$ 6,146	Check was received by advisor and not promptly transmitted to operations within designated time period
05/12/15	$ 53,210	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount		Nature
05/13/15	$	40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
05/13/15	$	3,500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/13/15	$	5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
05/13/15	$	13,154	Check was received by advisor and not promptly transmitted to operations within designated time period
05/13/15	$	13,154	Check was received by advisor and not promptly transmitted to operations within designated time period
05/14/15	$	36,474	Check was received by advisor and not promptly transmitted to operations within designated time period
05/18/15	$	50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
05/19/15	$	107,589	Check was received by advisor and not promptly transmitted to operations within designated time period
05/19/15	$	6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/20/15	$	500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/20/15	$	500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/20/15	$	30,000	Check was received by advisor and not promptly transmitted to operations within designated time period
05/26/15	$	32,323	Check was received by advisor and not promptly transmitted to operations within designated time period
05/26/15	$	57,715	Check was received by advisor and not promptly transmitted to operations within designated time period
05/27/15	$	50,500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/27/15	$	60,000	Check was received by advisor and not promptly transmitted to operations within designated time period
05/27/15	$	117,715	Check was received by advisor and not promptly transmitted to operations within designated time period
05/28/15	$	500	Check was received by advisor and not promptly transmitted to operations within designated time period
05/28/15	$	100	Check was received by advisor and not promptly transmitted to operations within designated time period
05/29/15	$	15,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/01/15	$	10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/02/15	$	12,413	Check was received by advisor and not promptly transmitted to operations within designated time period
06/02/15	$	50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/03/15	$	1,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/03/15	$	1,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/03/15	$	1,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/03/15	$	100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/04/15	$	142,245	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/15	$	175	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/15	$	175	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/15	$	20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/05/15	$	10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/09/15	$	1,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/09/15	$	1,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/09/15	$	1,500	Check was received by advisor and not promptly transmitted to operations within designated time period
06/09/15	$	180,746	Check was received by advisor and not promptly transmitted to operations within designated time period
06/09/15	$	17,393	Check was received by advisor and not promptly transmitted to operations within designated time period
06/10/15	$	64,268	Check was received by advisor and not promptly transmitted to operations within designated time period
06/16/15	$	62,129	Check was received by advisor and not promptly transmitted to operations within designated time period
06/16/15	$	6,014	Check was received by advisor and not promptly transmitted to operations within designated time period
06/17/15	$	25,193	Check was received by advisor and not promptly transmitted to operations within designated time period
06/17/15	$	25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/17/15	$	45,184	Check was received by advisor and not promptly transmitted to operations within designated time period
06/19/15	$	63	Check was received by advisor and not promptly transmitted to operations within designated time period
06/22/15	$	25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/25/15	$	2,583	Check was received by advisor and not promptly transmitted to operations within designated time period
06/25/15	$	147	Check was received by advisor and not promptly transmitted to operations within designated time period
06/29/15	$	8,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/29/15	$	8,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/29/15	$	8,000	Check was received by advisor and not promptly transmitted to operations within designated time period
06/30/15	$	250	Check was received by advisor and not promptly transmitted to operations within designated time period
07/02/15	$	92,124	Check was received by advisor and not promptly transmitted to operations within designated time period
07/08/15	$	50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/08/15	$	30,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/15	$	6,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/15	$	4,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/15	$	2,215	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount	Nature
07/09/15	$ 25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/09/15	$ 40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/10/15	$ 7,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/10/15	$ 7,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/14/15	$ 1,292	Check was received by advisor and not promptly transmitted to operations within designated time period
07/15/15	$ 17,056	Check was received by advisor and not promptly transmitted to operations within designated time period
07/16/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/20/15	$ 2,500	Check was received by advisor and not promptly transmitted to operations within designated time period
07/20/15	$ 2,500	Check was received by advisor and not promptly transmitted to operations within designated time period
07/20/15	$ 229	Check was received by advisor and not promptly transmitted to operations within designated time period
07/20/15	$ 411,038	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/15	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/15	$ 32,224	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/15	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/15	$ 23,360	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/15	$ 43,380	Check was received by advisor and not promptly transmitted to operations within designated time period
07/21/15	$ 40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/22/15	$ 60,147	Check was received by advisor and not promptly transmitted to operations within designated time period
07/22/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/22/15	$ 11,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/15	$ 2,010	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/15	$ 2,010	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/15	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/15	$ 225,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/24/15	$ 6,500	Check was received by advisor and not promptly transmitted to operations within designated time period
07/28/15	$ 235,808	Check was received by advisor and not promptly transmitted to operations within designated time period
07/28/15	$ 458	Check was received by advisor and not promptly transmitted to operations within designated time period
07/29/15	$ 60,000	Check was received by advisor and not promptly transmitted to operations within designated time period
07/31/15	$ 15,179	Check was received by advisor and not promptly transmitted to operations within designated time period
08/03/15	$ 8,200	Check was received by advisor and not promptly transmitted to operations within designated time period
08/03/15	$ 4,502	Check was received by advisor and not promptly transmitted to operations within designated time period
08/04/15	$ 17,381	Check was received by advisor and not promptly transmitted to operations within designated time period
08/10/15	$ 90,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/10/15	$ 402,112	Check was received by advisor and not promptly transmitted to operations within designated time period
08/11/15	$ 530,262	Check was received by advisor and not promptly transmitted to operations within designated time period
08/11/15	$ 100,402	Check was received by advisor and not promptly transmitted to operations within designated time period
08/17/15	$ 8,310	Check was received by advisor and not promptly transmitted to operations within designated time period
08/17/15	$ 2,958	Check was received by advisor and not promptly transmitted to operations within designated time period
08/17/15	$ 50	Check was received by advisor and not promptly transmitted to operations within designated time period
08/18/15	$ 20,803	Check was received by advisor and not promptly transmitted to operations within designated time period
08/18/15	$ 27,905	Check was received by advisor and not promptly transmitted to operations within designated time period
08/19/15	$ 29,457	Check was received by advisor and not promptly transmitted to operations within designated time period
08/20/15	$ 8,847	Check was received by advisor and not promptly transmitted to operations within designated time period
08/24/15	$ 37	Check was received by advisor and not promptly transmitted to operations within designated time period
08/24/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/25/15	$ 30,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/25/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/26/15	$ 750	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/15	$ 36,771	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/15	$ 51,984	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/15	$ 325,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/15	$ 150,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/27/15	$ 20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
08/28/15	$ 13	Check was received by advisor and not promptly transmitted to operations within designated time period
08/31/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
08/31/15	$ 170,000	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount	Nature
09/02/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/02/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/02/15	$ 2,088	Check was received by advisor and not promptly transmitted to operations within designated time period
09/04/15	$ 80,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/04/15	$ 183,761	Check was received by advisor and not promptly transmitted to operations within designated time period
09/08/15	$ 21,683	Check was received by advisor and not promptly transmitted to operations within designated time period
09/09/15	$ 3,709	Check was received by advisor and not promptly transmitted to operations within designated time period
09/09/15	$ 291	Check was received by advisor and not promptly transmitted to operations within designated time period
09/10/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/10/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/10/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/10/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/11/15	$ 82,914	Check was received by advisor and not promptly transmitted to operations within designated time period
09/11/15	$ 28,590	Check was received by advisor and not promptly transmitted to operations within designated time period
09/11/15	$ 24,468	Check was received by advisor and not promptly transmitted to operations within designated time period
09/16/15	$ 7,758	Check was received by advisor and not promptly transmitted to operations within designated time period
09/16/15	$ 151	Check was received by advisor and not promptly transmitted to operations within designated time period
09/17/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/17/15	$ 170	Check was received by advisor and not promptly transmitted to operations within designated time period
09/17/15	$ 500	Check was received by advisor and not promptly transmitted to operations within designated time period
09/18/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/18/15	$ 642	Check was received by advisor and not promptly transmitted to operations within designated time period
09/22/15	$ 1,513	Check was received by advisor and not promptly transmitted to operations within designated time period
09/22/15	$ 546,408	Check was received by advisor and not promptly transmitted to operations within designated time period
09/22/15	$ 11	Check was received by advisor and not promptly transmitted to operations within designated time period
09/23/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/23/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/28/15	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/28/15	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/28/15	$ 3,000	Check was received by advisor and not promptly transmitted to operations within designated time period
09/28/15	$ 53,957	Check was received by advisor and not promptly transmitted to operations within designated time period
10/01/15	$ 195,971	Check was received by advisor and not promptly transmitted to operations within designated time period
10/05/15	$ 1,172	Check was received by advisor and not promptly transmitted to operations within designated time period
10/07/15	$ 102,448	Check was received by advisor and not promptly transmitted to operations within designated time period
10/09/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/09/15	$ 80,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/13/15	$ 845	Check was received by advisor and not promptly transmitted to operations within designated time period
10/13/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/13/15	$ 348,212	Check was received by advisor and not promptly transmitted to operations within designated time period
10/15/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/16/15	$ 34,800	Check was received by advisor and not promptly transmitted to operations within designated time period
10/19/15	$ 5,500	Check was received by advisor and not promptly transmitted to operations within designated time period
10/20/15	$ 179,472	Check was received by advisor and not promptly transmitted to operations within designated time period
10/20/15	$ 140,963	Check was received by advisor and not promptly transmitted to operations within designated time period
10/21/15	$ 20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/21/15	$ 20,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/21/15	$ 25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
10/23/15	$ 13,126	Check was received by advisor and not promptly transmitted to operations within designated time period
10/23/15	$ 51,469	Check was received by advisor and not promptly transmitted to operations within designated time period
10/23/15	$ 10,972	Check was received by advisor and not promptly transmitted to operations within designated time period
10/23/15	$ 95,426	Check was received by advisor and not promptly transmitted to operations within designated time period
10/26/15	$ 185	Check was received by advisor and not promptly transmitted to operations within designated time period
10/30/15	$ 2,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/02/15	$ 160,430	Check was received by advisor and not promptly transmitted to operations within designated time period
11/02/15	$ 83,768	Check was received by advisor and not promptly transmitted to operations within designated time period
11/03/15	$ 161,269	Check was received by advisor and not promptly transmitted to operations within designated time period
11/04/15	$ 52,536	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount	Nature
11/04/15	$ 286,572	Check was received by advisor and not promptly transmitted to operations within designated time period
11/04/15	$ 166	Check was received by advisor and not promptly transmitted to operations within designated time period
11/04/15	$ 304	Check was received by advisor and not promptly transmitted to operations within designated time period
11/05/15	$ 55,536	Check was received by advisor and not promptly transmitted to operations within designated time period
11/09/15	$ 573	Check was received by advisor and not promptly transmitted to operations within designated time period
11/09/15	$ 1,393	Check was received by advisor and not promptly transmitted to operations within designated time period
11/09/15	$ 300	Check was received by advisor and not promptly transmitted to operations within designated time period
11/10/15	$ 51,763	Check was received by advisor and not promptly transmitted to operations within designated time period
11/10/15	$ 15,243	Check was received by advisor and not promptly transmitted to operations within designated time period
11/10/15	$ 19,619	Check was received by advisor and not promptly transmitted to operations within designated time period
11/10/15	$ 84,977	Check was received by advisor and not promptly transmitted to operations within designated time period
11/10/15	$ 54,526	Check was received by advisor and not promptly transmitted to operations within designated time period
11/12/15	$ 502	Check was received by advisor and not promptly transmitted to operations within designated time period
11/13/15	$ 60	Check was received by advisor and not promptly transmitted to operations within designated time period
11/13/15	$ 44,094	Check was received by advisor and not promptly transmitted to operations within designated time period
11/17/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/17/15	$ 50,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/17/15	$ 40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/17/15	$ 20,615	Check was received by advisor and not promptly transmitted to operations within designated time period
11/18/15	$ 19,336	Check was received by advisor and not promptly transmitted to operations within designated time period
11/18/15	$ 6,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/19/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/19/15	$ 300	Check was received by advisor and not promptly transmitted to operations within designated time period
11/19/15	$ 800	Check was received by advisor and not promptly transmitted to operations within designated time period
11/20/15	$ 800	Check was received by advisor and not promptly transmitted to operations within designated time period
11/23/15	$ 1,200	Check was received by advisor and not promptly transmitted to operations within designated time period
11/23/15	$ 200	Check was received by advisor and not promptly transmitted to operations within designated time period
11/23/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/23/15	$ 41,625	Check was received by advisor and not promptly transmitted to operations within designated time period
11/24/15	$ 91,000	Check was received by advisor and not promptly transmitted to operations within designated time period
11/24/15	$ 92,641	Check was received by advisor and not promptly transmitted to operations within designated time period
12/01/15	$ 62,293	Check was received by advisor and not promptly transmitted to operations within designated time period
12/01/15	$ 4,114	Check was received by advisor and not promptly transmitted to operations within designated time period
12/02/15	$ 111,997	Check was received by advisor and not promptly transmitted to operations within designated time period
12/03/15	$ 10,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/03/15	$ 20,361	Check was received by advisor and not promptly transmitted to operations within designated time period
12/04/15	$ 60,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/04/15	$ 70,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/04/15	$ 57,117	Check was received by advisor and not promptly transmitted to operations within designated time period
12/07/15	$ 14,739	Check was received by advisor and not promptly transmitted to operations within designated time period
12/07/15	$ 99,563	Check was received by advisor and not promptly transmitted to operations within designated time period
12/08/15	$ 25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/09/15	$ 27,247	Check was received by advisor and not promptly transmitted to operations within designated time period
12/10/15	$ 93,865	Check was received by advisor and not promptly transmitted to operations within designated time period
12/11/15	$ 150,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/11/15	$ 250,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/14/15	$ 54,001	Check was received by advisor and not promptly transmitted to operations within designated time period
12/14/15	$ 248,770	Check was received by advisor and not promptly transmitted to operations within designated time period
12/14/15	$ 318,655	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 12,546	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 101,716	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 4,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 146,088	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 34,113	Check was received by advisor and not promptly transmitted to operations within designated time period
12/15/15	$ 80,360	Check was received by advisor and not promptly transmitted to operations within designated time period
12/17/15	$ 1,053	Check was received by advisor and not promptly transmitted to operations within designated time period

Date	Amount	Nature
12/17/15	$ 5,634	Check was received by advisor and not promptly transmitted to operations within designated time period
12/17/15	$ 299	Check was received by advisor and not promptly transmitted to operations within designated time period
12/17/15	$ 9,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/17/15	$ 169	Check was received by advisor and not promptly transmitted to operations within designated time period
12/17/15	$ 51	Check was received by advisor and not promptly transmitted to operations within designated time period
12/18/15	$ 12,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/18/15	$ 14,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/18/15	$ 12,628	Check was received by advisor and not promptly transmitted to operations within designated time period
12/18/15	$ 41,618	Check was received by advisor and not promptly transmitted to operations within designated time period
12/21/15	$ 25,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/21/15	$ 100,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/21/15	$ 204,081	Check was received by advisor and not promptly transmitted to operations within designated time period
12/21/15	$ 42,506	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/15	$ 286,555	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/15	$ 5,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/15	$ 3,479	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/15	$ 6,892	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/15	$ 965	Check was received by advisor and not promptly transmitted to operations within designated time period
12/23/15	$ 19,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/15	$ 500	Check was received by advisor and not promptly transmitted to operations within designated time period
12/24/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/28/15	$ 312,993	Check was received by advisor and not promptly transmitted to operations within designated time period
12/28/15	$ 40,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/29/15	$ 150,000	Check was received by advisor and not promptly transmitted to operations within designated time period
12/30/15	$ 1,000	Check was received by advisor and not promptly transmitted to operations within designated time period



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Report of Ernst & Young LLP, Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. SunTrust Investment Services, Inc.'s management is responsible for SunTrust Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   There were no findings

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016

Financial Statements and
Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2015
With Report of Independent
Registered Public Accounting Firm